AB 3/3

SEC Mail Processing Section

FEB 27 2008

Washington, DC
103

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53130

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cascade Financial Management Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1512 Larimer Street Suite 250
(No. and Street)

Denver (City) CO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Van Sant 303-292-1121
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wade J. Bowden & Company, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

3150 Hwy 278, Ste. 355, (Address) Covington, (City) GA (State) 30014 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/4/08

OATH OR AFFIRMATION

I, David Turner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cascade Financial Management Inc., as of February 25th, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President

John Van Sant
Notary Public

JOHN VAN SANT NOTARY PUBLIC STATE OF COLORADO

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CASCADE FINANCIAL MANAGEMENT, INC.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007 AND INDEPENDENT AUDITORS' REPORT

Wade J Bowden & Company, P.C.

CASCADE FINANCIAL MANAGEMENT, INC
AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC

Table of Contents

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Directors
CASCADE FINANCIAL MANAGEMENT, INC. and its
Wholly-Owned Subsidiary, CFMI Insurance Agency, LLC

We have audited the accompanying consolidated statement of financial condition of Cascade Financial Management, Inc. and its wholly-owned subsidiary, CFMI Insurance Agency, LLC, as of December 31, 2007 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cascade Financial Management, Inc. and its subsidiary as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J. Bowden & Company

Atlanta, Georgia
February 8, 2008

3150 HWY 278, SUITE 355
COVINGTON, GEORGIA 30014
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

CASCADE FINANCIAL MANAGEMENT, INC
AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

CURRENT ASSETS:		
Cash	$	224,505
Cash deposits with clearing organizations		35,000
Receivable from broker-dealer and clearing organization		84,776
Prepaid expenses		29,459
Due from employees		506
Total current assets		374,246
FURNITURE AND EQUIPMENT		87,200
Less accumulated depreciation		(66,440)
Furniture and equipment - net		20,760
OTHER ASSETS:		
Cash surrender value of life insurance		5,256
Intangible assets, net of accumulated amortization of $19,461		3,033
Security deposits		6,923
Total other assets		15,212
TOTAL	$	410,218

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	222,177
Current income taxes payable		12,406
Total current liabilities		234,583
TOTAL LIABILITIES		234,583
STOCKHOLDERS' EQUITY		
Common stock, no par value, 50,000 shares authorized; 175 shares issued and 155 shares outstanding		183,425
Deficit		(7,790)
Total stockholders' equity		175,635
TOTAL	$	410,218

See Independent Auditors' Report and Notes to Consolidated Financial Statements.

CASCADE FINANCIAL MANAGEMENT, INC
AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES:		
Commissions	$	1,791,344
Investment advisory fees		1,333,578
Insurance fees		336,007
Total revenue		3,460,929
OPERATING EXPENSES:		
Commissions		1,204,969
Investment consulting expenses		907,799
Employee compensation and benefits		801,729
Rent		127,006
Professional services		99,219
Technology services		78,147
Office		49,608
Travel		40,644
Marketing and business development		40,304
Meals and entertainment		39,164
Registration and licensing		33,814
Depreciation		21,158
Training		16,955
Dues and subscriptions		2,328
Payroll and property taxes		1,330
Insurance		997
Amortization		550
Bank charges and credit card fees		367
Total expenses		3,466,088
<Loss> before other income <expense> and taxes		(5,159)
OTHER INCOME <EXPENSE>		
FINRA consolidation income		35,000
Interest and dividend income		19,237
Interest expense		(907)
Charitable contributions		(900)
Net other income		52,430
Net income before income taxes		47,271
INCOME TAX EXPENSE		(17,370)
NET INCOME	$	29,901

See Independent Auditors' Report and Notes to Consolidated Financial Statements.

CASCADE FINANCIAL MANAGEMENT, INC
AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

STOCKHOLDERS' EQUITY, JANUARY 1	$	145,734
Net income		29,901
STOCKHOLDERS' EQUITY, DECEMBER 31	$	175,635

See Independent Auditors' Report and
Notes to Financial Statements.

CASCADE FINANCIAL MANAGEMENT, INC
AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

OPERATING ACTIVITIES:		
Net income	$	29,901
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		21,708
Increase in receivable from broker-dealer and clearing		(9,165)
Increase in due from employees		(506)
Increase in prepaid expenses		(2,642)
Increase in cash surrender value of life insurance		(5,256)
Decrease in deposits		2,420
Increase in accounts payable and accrued expenses		57,575
Increase in income taxes payable		10,016
Net cash provided by operating activities		104,051
INVESTING ACTIVITY - purchases of fixed assets		(7,270)
NET INCREASE IN CASH		96,781
CASH AT BEGINNING OF YEAR		127,724
CASH AT END OF YEAR	$	224,505
SUPPLEMENTAL DISCLOSURES		
Interest expense and interest paid	$	907

See Independent Auditors' Report and Notes to Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Cascade Financial Management, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD now FINRA). The Company has offices in Denver, Ft. Collins, and Boulder, Colorado. The Company was incorporated as a Colorado corporation in 2002.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned single member LLC subsidiary, CFMI Insurance Agency, LLC. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and investment advisory. All material intercompany balances and transactions are eliminated in consolidation.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The transactions recorded on a settlement-date basis will not be materially different from the trade-date basis.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro-rata basis over the terms of the agreements.

Income Taxes

The amount of taxes payable is recognized as of the date of the financial statements, using currently enacted tax laws and rates. Taxable income was increased by approximately $20,000 of non-deductible expense required for meals and entertainment for the year ending December 31, 2007. At December 31, 2007, the current income tax liability was $17,370. Due to accelerated depreciation and Internal Revenue Code Section 179 depreciation allowing the Company to expense assets as incurred, these tax deductions will off-set the permanent difference in the aforementioned meals and entertainment. Thus, no deferred liability or asset was recorded on the books for the year ended December 31, 2007.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED**

Depreciation and Amortization

Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years. Amortization is provided on a straight-line basis using estimated useful lives of five to fifteen years.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

2. **RECEIVABLE - CLEARING ORGANIZATION**

The amounts receivable from the clearing organization for the year ended December 31, 2007 is $84,776. The Company clears all of its customer transactions through a broker-dealer independent of the Company on a fully disclosed basis.

3. **GOODWILL**

In January, 2006, the Company purchased Citywide Capital branch from Nations Financial Group, Inc. for $3,500. The purchase did not include tangible assets. The purchase included the branch's sales force and future customers. This purchase is included in the Company's intangible assets as goodwill and its being amortized over its useful life of 15 years.

4. **EMPLOYEE BENEFIT PLANS**

Effective 2002, the Company implemented a 401(k) pension plan for all eligible employees. Employees are eligible to participate in the plan if they meet certain age limits, annual hours worked and length of employment requirements. Generally, employees could defer up to $15,500 in 2007.

The Company also has a profit sharing plan for employees meeting certain service and age requirements. The Company has no fixed contribution commitment with respect to its profit sharing plan, however, the Company has accrued $50,000 to be paid before the US income tax return is filed in 2008. The liability is reflected in accrued liabilities on the statement of financial condition. The expense is recorded as employee compensation and benefits on the statement of operations.

5. **OTHER INCOME <EXPENSE>**

Also included in other income is $35,000 received from FINRA. The revenue was received due to the consolidation of the National Association of Securities Dealers (NASD) and the New York Stock Exchange Member Regulation. This is a one-time payment and one of the benefits of the aforementioned consolidation.

6. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $102,071, which was $52,071 in excess of its required net capital of $50,000. The Company's percentage of aggregate indebtedness to net capital was 229.82%.

7. **COMMITMENTS**

The Company has obligations under operating leases with initial non-cancellable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2007 are listed below:

Yr ending 12/31:	Facilities	Equipment	Total	
2008	$89,993	$4,664	$	94,657
2009	92,300			92,300
2010	94,607			94,607
2011	96,915			96,915
Total	$373,815	$4,664	$	378,479

Rent expense for the year ended December 31, 2007 was $127,006.

8. **CONSOLIDATED SUBSIDIARY**

CFMI Insurance Agency, LLC is a Colorado Limited Liability Company (the LLC). All of the member interest are owned by the Company. The LLC was formed on May 10, 2002 to sell insurance policies.

The following is a summary of the balance sheet of the Company's consolidated subsidiary at year-end:

Assets	$	559
Liabilities		459
Member equity		100

The assets of the subsidiary are readily available for protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1.

CFMI Insurance Agency, LLC had $336,007 of revenue for the year-ended December 31, 2007. The LLC's only expense was commissions which totaled $274,370 for the year-ended December 31, 2007.

All intercompany accounts have been eliminated from the financial statements.

9. **RELATED PARTY TRANSACTIONS**

The Company has a broker-dealer relationship with Holmes and Turner Financial Services. The president of the Company is one of the owners of Holmes and Turner Financial Services. The Company recorded and paid $233,042 of commission expense in transactions with Holmes and Turner for the year ended December 31, 2007.

Total stockholders' compensation was $622,393 for the year ended December 31, 2007 which is reflected on the statement of operations as employee compensation and benefits.

The Company also reimbursed stockholders $11,449 for travel, meals and other out-of-pocket expenses originally paid by the stockholders.

10. **EXEMPTIVE PROVISION**

The Company meets all of the requirements for exemption from SEC Rule 15c3-3 with regard to the computation for determination of reserve requirements. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

CASCADE FINANCIAL MANAGEMENT, INC
AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2007

SCHEDULE 1

TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	$	175,635
DEDUCTIONS AND/OR CHARGES:		
Nonallowable assets:		
Furniture and equipment - net		(20,760)
Intangible assets - net		(3,033)
Prepaid expenses		(29,459)
Security deposits		(6,923)
Due from employees		(506)
Cash surrender value of life insurance		(5,256)
Receivables from noncustomers		(7,627)
NET CAPITAL	$	102,071
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses		222,177
Income taxes payable		12,406
Total aggregate indebtedness		234,583
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -		
Minimum net capital required		50,000
Excess net capital		52,071
Excess net capital at 1,000 percent		78,613
Percentage of aggregate indebtedness to net capital		229.82%
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2007):		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	104,266
Audit adjustment to record additional taxes payable		(2,195)
NET CAPITAL, ABOVE	$	102,071

See Independent Auditors' Report

REPORT ON INTERNAL CONTROL
REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3

To the Shareholders and Directors
CASCADE FINANCIAL MANAGEMENT, INC. and its
Wholly-Owned Subsidiary, CFMI Insurance Agency, LLC

In planning and performing our audit of the financial statements and supplementary schedule of Cascade Financial Management, Inc. (the "Company"), as of and for the year ended December 31, 2007 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3150 HWY 278, SUITE 355
COVINGTON, GEORGIA 30014
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Wade J. Bowden & Company

Atlanta, Georgia
February 8, 2008

END